Exhibit 99.1

EHang Appoints PwC as its New Auditor

Guangzhou, November 29, 2021 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced the appointment of PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as its independent registered public accounting firm, effective November 29, 2021, in connection with the audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2021. PwC succeeds Ernst & Young Hua Ming LLP (“EY”), which previously was the independent registered accounting firm providing audit services to the Company. The change of the Company’s independent registered public accounting firm was made after a careful and thorough evaluation process and has been approved by EHang’s Audit Committee and the Board of Directors.

EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2019 and 2020 and the subsequent interim period preceding November 29, 2021, there has been no disagreements between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of EY, would have caused it to make reference to the disagreements in its audit reports.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor Contact: ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact: pr@ehang.com

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